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                           May 3, 2023

       Blake Baron
       Partner
       Mitchell Silberberg & Knupp LLP
       2049 Century Park East, 18th Floor
       Los Angeles, CA 90064

                                                        Re: FOXO TECHNOLOGIES
INC.
                                                            Schedule TO-I (PIK
Notes)
                                                            Filed April 27,
2023
                                                            File No. 005-91932

       Dear Blake Baron:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I (PIK Notes)

       Offer to Amend -- The Offer -- Financial Information Regarding the Company, page 18

   1. It appears, based on the response to Item 10 of the Schedule TO, that Foxo financial information disclosure
has been incorporated by reference to satisfy that item
                                                        requirement. Revise to
include the complete summarized financial information required by Item 1010(c) of
Regulation M-A.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Blake Baron
Mitchell Silberberg & Knupp LLP
May 3, 2023
Page 2

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNameBlake Baron                              Sincerely,
Comapany NameMitchell Silberberg & Knupp LLP
                                                           Division of
Corporation Finance
May 3, 2023 Page 2                                         Office of Mergers &
Acquisitions
FirstName LastName